

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Mr. Wenzhong Qin
Chief Financial Officer
BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village
Tonghua County, Jilin Province
People's Republic of China 134115

> **Re: BioPharmAsia, Inc.**
> **Form 10-K**
> **Filed May 12, 2010**
> **File No. 000-25487**

Dear Mr. Qin,

We note that your December 31, 2008 and 2009 financial statements were audited by Etania Audit Group P.C. or its predecessor, Davis Accounting Group, P.C. The audit report was issued from Cedar City, Utah and was dated May 10, 2010. The licenses of Mr. Edwin Reese Davis, Jr. and his firm, Davis Accounting Group, P.C., lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah DOPL.

As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit your financial statements as of and for the years ended December 31, 2008 and 2009.

 You should amend your Form 10-K immediately to remove the report of Davis Accounting Group, P.C. and to label the columns of the financial statements as "Not Audited." When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that the Davis Accounting was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the firm was not licensed would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the January 20, 2011 Form 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

      Please respond to us within 10 business days or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      If you have any questions, you may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or me at (202) 551-3679 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant